UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Company Registry (NIRE): 35.300.186.133
 Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 326th MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST, 30, 2017

1. DATE, TIME AND PLACE: At 9:00 a.m. on August 30, 2017, at the registered office of Companhia Paulista de Força e Luz, located at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All the members of the Board of Directors (“Board”), with the written votes of Mr. Yuhai Hu and Mr. Antônio Kandir, cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws.

4. PRESIDING BOARD: Chairman – Daobiao Chen and Secretary – Gustavo Sablewski.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i) To take cognizance and discuss the following matters examined by the Board’s

Advisory Committees and Commissions during August: (a) Management Processes, Risks and Sustainability Committee: 1) Corporate Risk Management Governance Model Update; 2) Amendment of the Bylaws of CPFL Serviços – change of the Corporate Object ; (b) Corporate Finance and Budget Commission: 1) Declaration on Interest on Equity; 2) Interim Dividend; 3) Bridge Loan extension of Pedra Cheirosa I, Pedra Cheirosa II and Boa Vista II.

(ii) To take cognizance of the managerial highlights and material facts occurred since the last meeting of the Board of Directors, as reported by the Chief Executive Officer. The members of the Board of Directors have acknowledged the receipt of the extrajudicial notices sent by Mr. Jurandyr Lorena Pimentel and by Mr. Ubirajuí José Pereira, and have requested that the Company takes all the pertinent measures to verify the allegations and all the necessary actions.

(iii) To recommend to its representatives in the deliberative bodies of the subsidiaries the declaration of Interest on Equity to be allocated to mandatory minimum dividends for the fiscal year of 2017, in the terms of Resolution n. 2017070-E of the Board of Executive Officers.

(iv) To recommend, in accordance with the vote for approval, to its representatives in the deliberative bodies of the subsidiaries, of the declarations of interim dividend, in the terms of Resolution n. 2017069-E of the Board of Executive Officers.

(v) To recommend, in accordance with the Resolution n. 2017074-E of the Board of Executive Officers, to its representatives on the Board of Directors of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) the vote for approval of: (a) the authorization of contracting the debt of Pedra Cheirosa I Energia S.A. and Pedra Cheirosa II Energia S.A., in the total amount of up to BRL 125.000.000,00 (one hundred and twenty five million reais), with a term of 6 months, and the guarantees: (i) corporate guarantee from CPFL Renováveis and (ii) fiduciary assignment of shares from Pedra Cheirosa I Energia S.A. and Pedra Cheirosa II Energia S.A.; and (b) the authorization for contracting the debt of Power Plant Generation Boa Vista II Energia S.A., in the total amount of up to BRL 62.000.000,00 (sixty two millions reais) with a nine-months term, and the guarantees: (i) corporate guarantee from CPFL Renováveis and (ii) fiduciary assignment of shares from Power Plant Generation Boa Vista II Energia S.A.

(vi) To approve the proposed modifications in the Corporate Risk Management Governance Model and the updates in the Corporate Risk Management Policy of CPFL Group in the terms of the Resolution n. 2017067-E of the Board of Executive Officers.

(vii) To recommend to its representatives on the Extraordinary General Meeting of

CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (CPFL Serviços”) of the amendments to the Article 2 of its bylaws.

Afterwards, the following items were presented: (a) Business Development Follow-up; (b) Semiannual follow up of the Internal Audit Plan and Occurrences; (c) Revision of Novo Mercado’s Listing Rules; (d) Monthly Results; (e) Monthly Health and Safety Report; and (f) Pipeline of September to February.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Yuhai Hu, Mr. Daobiao Chen (Chairman), Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is a true copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, August, 30th, 2017.

Daobiao Chen	Gustavo Sablewski
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.